Exhibit 99.1

Daqo New Energy Announces ADS Ratio Change

Chongqing, China, December 12, 2012 – Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced that the ratio for its ordinary shares to American Depositary Shares (the “ADS”) will change from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing twenty five (25) ordinary shares (the “Ratio Change”). The effective date is expected to be on December 21, 2012.

Pursuant to the Ratio Change, the record holders of the Company’s ADS as of the effective date will be entitled to receive one (1) new ADS, each representing twenty five (25) ordinary shares, in exchange for every five (5) ADSs held by them. No new ordinary shares will be issued in connection with the Ratio Change. JPMorgan Chase Bank N.A. will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally. The Company can give no assurance, however, that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

+86-23-6486-6556

Kevin.he@daqo.com